Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q3 2016	Q2 2016	Q1 2016	Nine months ended July 31, 2016	For the year ended October 2015
Return on Assets	0.97%	0.90%	0.83%	0.90%	0.95%
Return on Equity	18.0%	16.2%	15.3%	16.5%	18.6%
Dividend Payout Ratio	43%	49%	50%	47%	46%
Equity to Asset Ratio	5.83%	5.96%	5.83%	5.87%	5.57%

Results are from Consolidated Financial Statements.